Mail Stop 3561
								August 25, 2005
Paul Manson
President
Sea Breeze Power Corporation
Suite 1400
333 Seymour Street
Vancouver, BC  V6B 5A6
Canada


      Re:	Sea Breeze Power Corporation
		Form 20-F for the Year Ended December 31, 2004
		File No. 0-50566


Dear Mr. Manson

      We have reviewed your filing and have the following comments.
We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please be as detailed as necessary in your explanations. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please include page numbers in all future filings.

Consolidated Balance Sheets

2. Please note that the number you present as common shares outstanding as of December 31, 2004 is not in agreement with the number you present in Note 9
Consolidated Statements of Cash Flows

3. We note your presentation in financing activities of the
$146,216
that you paid on behalf of your co-venture partner in 2004. In future filings, for U.S. GAAP purposes, please present such amounts on your consolidated statements of cash flows as an investing activity. According to paragraph 17(a) of SFAS No. 95, Statement of
Cash Flows, cash outflows for investing activities include disbursements for loans made by the enterprise. If you do not agree, please explain.

Notes to Consolidated Financial Statements

Note 1.  Nature of Operations and Going Concern

4. We note your statement that Sea Breeze Power Corp. is in the development stage. In future filings, please present your US GAAP financial statement disclosures in accordance with SFAS No. 7, Accounting and Reporting by Development Stage Enterprises.
Specifically, disclose the following:

* Cumulative net loss reported with descriptive caption such as "deficit accumulated during the development stage" in the stockholders` equity section;

* Cumulative net loss;

* A statement of stockholders` equity showing your issuances of equity securities from inception; and

* All references to US GAAP financial statements as those related to a development stage company.

Note 2.  Summary of Significant Accounting Policies

5. We note your disclosure related to the consolidation of your
80%
proportionate interest in the assets of the Slollicum Joint Venture and 50% proportionate interest in the assets, liabilities and expenses of Sea Breeze Pacific Regional Transmission Systems, Inc. (SBPRT). Please tell us the basis in U.S. GAAP for consolidating your proportionate interests in Slollicum and SBPRT or any other jointly controlled entities.

6. We note your disclosure related to your foreign currency accounting policy. Please explain to us in detail, Canadian GAAP for translation of assets, liabilities, revenues and expenses denominated in currency other than your reporting currency. Please contrast such method with the functional currency approach contained in SFAS no.
52. In future filings, please clarify your policy as it relates to both the balance sheet and statement of loss and deficit.

Note 9.  Share Capital and Shareholders` Equity

7. In future filings, please clarify the vesting terms for all stock
option issuances.  For example, in section (d) that you disclose the
fact that your stock options issued on February 7, 2004, May 25,
2004
and October 27, 2004 to directors, employees and non-employees vest in six-month intervals, but you did not specify over what period the vesting is to occur. If the vesting schedule is 25% of each option grant every 6 months, then you may want to clarify.

Note 10. Acquisition of Sea Breeeze Energy Inc
8. Please advise whether Canadian GAAP has any disclosure requirements for pro forma presentations when an acquisition involving an acquisition of assets has occurred. Also, please tell us the difference in accounting for an asset acquisition under Canadian GAAP versus a business acquisition.

Note 16. Material Differences Between Canadian and United States
Generally Accepted Accounting Principles (GAAP)
9. Please tell us the basis in U.S. GAAP for non-capitalization of project development costs. Please be detailed in your analysis.

10.	Please provide us with your supporting calculations for the
difference between Canadian GAAP and U.S. GAAP interest expense from debt discount and beneficial conversion feature for each of the three years ended December 31, 2004. Please provide detailed explanations necessary to facilitate our review of these calculations.

* * * * *

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Scott Ruggiero at (202) 551-3331 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3849 with any other questions.


Sincerely,


James Allegretto
Senior Assistant Chief Accountant


Mr. Paul Manson
Sea Breeze Power Corporation
August 25, 2005
Page 1